EXHIBIT 11(a)
Lamar Advertising Company and Subsidiaries Earnings Per Share Computation Information
Years ended December 31, 2010, 2009 and 2008

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2010	2009	2008
Net (loss) income applicable to common stock	$(40,467,000)	$(58,403,000)	$1,797,000

Weighted average common shares outstanding	92,261,157	91,730,109	92,125,660
Shares issueable upon exercise of stock options	—	—	181,180
Incremental shares of convertible debt	—	—	—

Weighted average common shares and common equivalents outstanding	92,261,157	91,730,109	92,306,840
Net (loss) income per common share basic and diluted	$(0.44)	$(0.64)	$0.02

The above earnings per share (EPS) calculations are submitted in accordance with Statement of Financial Accounting Standards No. 128. An EPS calculation in accordance with Regulation S-K item 601 (b) (11) is not shown above for the years ended December 31, 2010, 2009 and 2008 because it produces an antidilutive result. The following information is disclosed for purposes of calculating antidilutive EPS for that period.

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2010	2009	2008
Net (loss) income applicable to common stock	$(40,467,000)	$(58,403,000)	$1,797,000
Income impact of assumed conversions	49,477	2,295,455	4,256,797

(Loss) income available to common shareholders plus assumed conversion	$(40,417,523)	$(56,107,545)	$6,053,797

Weighted average common shares outstanding	92,261,157	91,730,109	92,125,660
Shares issuable upon exercise of stock options	412,493	105,985	181,180
Incremental shares from convertible debt	53,327	2,474,107	5,879,893

Weighted average common shares plus dilutive potential common shares	92,726,977	94,310,201	98,186,733

Net (loss) income per common share	$(0.44)	$(0.59)	$0.06